EXHIBIT 99.3

PRESS RELEASE

RoboGuard & Cyberseal Win Security's Best Product Awards at ASIS International 2014

YAHUD, Israel – September 29, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS),the world leader in physical and cyber security solutions, announced that two of its new products have been selected as winners in the 2014 ASIS Accolades Competition: Security's Best Award, each in their respective categories.

A team of judges, representing end users and experts in security technologies, evaluated all entries and included two of Magal's products in this year's winners:

•	RoboGuard - a state-of-the-art surveillance robot that complements the overall security of manned and unmanned perimeters;

•	CyberSeal Tungsten Switch - an industrial cyber security Ethernet switch, that provides unique cyber protection for physical security and Industrial Control Systems (ICS).

ASIS Accolades is an awards competition that recognizes the security industry's most innovative new products, services or solutions. The winners are demonstrated at ASIS International, which is held from September 29 until October 2 at the Georgia World Congress Center in Atlanta, GA.

Magal's new products will be demonstrated at booth #705.

Eitan Livneh, President and CEO of Magal S3, commented live from the exhibition floor: "We are very proud of this very important industry recognition of our two new innovative key products. Since the opening of the ASIS show earlier today, we have seen tremendous traction for our new products. The RoboGuard and our CyberSeal switch are pioneering new paradigms in their respective markets - that of automation of perimeter security for RoboGuard and the convergence of both physical and logical security for CyberSeal. We see these products as two growth engines with significant potential and look forward to unleashing that potential in the coming years."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com